 Exhibit 99.1

GreenPower Announces Revenue of $26 million for First Half of Fiscal 2024, a 125% Increase from Previous Year

VANCOUVER, BC, Nov. 13, 2023 /PRNewswire/ -- GreenPower Motor Company Inc. (Nasdaq: GP) (TSXV: GPV) ("GreenPower" and the "Company"), a leading manufacturer and distributor of purpose-built, all-electric, zero-emission medium and heavy-duty vehicles serving the cargo and delivery market, shuttle and transit space and school bus sector, today announced its financial results for the second quarter and first half of the 2024 fiscal year.

GreenPower reported record revenues of $26.0 million for the first half of the 2024 fiscal year, an increase of 125% over the revenue of $11.6 million for the first half of the previous fiscal year. The Company delivered 162 vehicles in the first half of the fiscal year consisting of EV Star Cab and Chassis, EV Star Cargoes, EV Star Passenger Vans, speciality EV Star products, BEAST Type D school buses and Nano BEAST Type A school buses.

All-Electric School Buses
"Much of the second quarter was focused on GreenPower's school bus operations as demand for the product continues to increase. We delivered a record number of school buses, grew our order book and expanded our geographic reach for our all-electric, purpose-built school buses," said Fraser Atkinson, GreenPower Chairman and CEO. "We delivered 13 BEAST Type D school buses and three Nano BEAST Type A school buses for a total of 16 all-electric, purpose-built school buses in the quarter."

School bus manufacturing has been a focal point of the fiscal year to date. "West Virginia manufacturing of GreenPower's all-electric school buses began in earnest during the first half of the fiscal year as a result of the order from the state of West Virginia and school districts in the east. The Nano BEAST is in production mode at the plant and provisions have been made for the BEAST production processes, which will begin in the third quarter," added GreenPower President Brendan Riley. "We have expanded our manufacturing workforce at the South Charleston facility and those new employees are going through our training and education program at BridgeValley Community & Technical College."

In addition to production and deliveries, GreenPower concentrated on preparation for future school bus sales across the country. "The school bus team has been working with our dealers to ensure compliance with differing state school bus specifications and helping them to understand the funding sources available," Atkinson continued. "We helped school districts nationwide apply for the second round of the EPA Clean School Bus Program. And we have secured listings on additional state contracts, like New York, to ensure our product is available to meet the demands being created by increased state funding opportunities and regulatory mandates."

Second Quarter 2024 Highlights

  Generated revenues of $8.4 million in the second quarter, an increase over the revenue of $7.7 million in the same quarter of the previous fiscal year. Revenue was generated from the sale of vehicles, parts, finance and operating leases and Lion Truck Body.
  Cash increased by $1.4 million to $2 million from $0.6 million at the beginning of the fiscal year.
  Working capital of $24.2 million at the end of the quarter including inventory of $35.3 million.
  Deferred revenue of $10.8 million at the end of the current quarter including the current portion of $7.9 million.
  Delivered 10 EV Star Passenger Vans for use in the Boston market to provide last mile passenger transportation services.
  Secured an order for 15 GreenPower Type D all-electric, purpose-built BEAST school buses through GreenPower's dealer RWC Group for the Clark County School District in Nevada, which is the fifth-largest school district in the country and operates the country's largest owned-and-operated school bus fleet with 1,924 buses transporting 125,000 students daily.

GreenPower Innovation
The quarter marked yet more innovation by GreenPower when the Company delivered its first airport ground support vehicle the EV Star Hydrant Truck, a purpose-built, all-electric, large aircraft refueling vehicle. The vehicle, operating at Vancouver International airport (YVR) in Vancouver, Canada, is an example of how GreenPower can apply its all-electric, purpose-built technology in a variety of settings.

"GreenPower's goal to meet general market demands and specific customer needs, in a timely manner, is what we do best. This is just another example of how we are leveraging our own, proven EV Star platform." Riley said. "Providing compelling general transportation products, and in this case a unique application, is what sets us apart from the rest of the field. GreenPower's zero-emission solutions continue to show that we are the leader in this sector." Riley stated that the EV Star Hydrant Truck is being evaluated for follow-on orders.

Dealer Network Expansion
During the second quarter, GreenPower appointed four new dealers to expand the geographic reach for the Company for its school buses and commercial vehicle EV Star line of products:

  Piedmont Truck Center as commercial dealer in the Triangle of North Carolina
  Kingmor Supply as school bus dealer in Virginia
  Industrial Power Truck & Equipment as commercial dealer in North Texas
  Matheny Commercial EV as commercial dealer in West Virginia

Earnings Call
GreenPower will host a conference call and webcast for all shareholders and interested parties at 6:30 a.m. PST/9:30 a.m. EST on Tuesday, November 14, 2023 to discuss its operations and financial results for the period ended September 30, 2023. A replay of the call will be available on the number below shortly after the call.

  Participant dial-in: (US) 844-739-3982 (Canada); 866-605-3852; (International) 412-317-5718 – Ask to be joined into the GreenPower Motor Company Inc. conference call.
  Webcast: https://event.choruscall.com/mediaframe/webcast.html?webcastid=0qvzPAGT
  Replay: (US) 877-344-7529; (Canada) 855-669-9658; (International) 412-317-0088
  Replay access code: 6562614

For additional information on the results of operations for the period ended September 30, 2023 you can find the financial statements and related reports posted on GreenPower's website as well as on www.sedar.com or filed on EDGAR.

For further information contact

Fraser Atkinson, CEO
(604) 220-8048

Brendan Riley, President
(510) 910-3377

Michael Sieffert, CFO
(604) 563-4144

Allie Potter|
Media Relations / Press Inquiries
(218) 766-8856

About GreenPower Motor Company Inc.
GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo vans and a cab and chassis. GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose-built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, Canada with primary operational facilities in southern California. Listed on the Toronto exchange since November 2015, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020. For further information go to www.greenpowermotor.com

Forward-Looking Statements
This document contains forward-looking statements relating to, among other things, GreenPower's business and operations and the environment in which it operates, which are based on GreenPower's operations, estimates, forecasts and projections. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "upon", "may", "should", "will", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. A number of important factors including those set forth in other public filings (filed under the Company's profile on www.sedar.com) could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. GreenPower disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. All amounts in U.S. dollars. ©2023 GreenPower Motor Company Inc. All rights reserved.